FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	**0001239602**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 6, 2004, Series 2004-W8	**333-112237**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 6, 2004

ARGENT SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET

$317,070,000

(Approximate Offered Certificates)

Asset-Backed Pass-Through Certificates
Series 2004-W8

April 20, 2004

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

RBS Greenwich Capital   Banc of America Securities   Goldman Sachs

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by Argent Securities LLC (the "Depositor"). None of Greenwich Capital Markets, Inc. ("Greenwich"), Banc of America Securities LLC ("BofA") or Goldman Sachs & Co. Inc. ("Goldman") makes any representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the prospectus supplement ("Prospectus Supplement") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by Greenwich, BofA and/or Goldman and will be superseded by the applicable final Prospectus Supplement and any other information subsequently circulated and/or filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Greenwich, BofA and/or Goldman is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by Greenwich, BofA and/or Goldman in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based in part on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich, BofA, Goldman nor any of their respective affiliates make any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

AN INVESTOR OR POTENTIAL INVESTOR IN THE CERTIFICATES (AND EACH EMPLOYEE, REPRESENTATIVE, OR OTHER AGENT OF SUCH PERSON OR ENTITY) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTION (AS DEFINED IN UNITED STATES TREASURY REGULATION SECTION 1.6011-4) AND ALL RELATED MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO SUCH PERSON OR ENTITY. HOWEVER, SUCH PERSON OR ENTITY MAY NOT DISCLOSE ANY OTHER INFORMATION RELATING TO THIS TRANSACTION UNLESS SUCH INFORMATION IS RELATED TO SUCH TAX TREATMENT AND TAX STRUCTURE.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY GREENWICH, BOFA AND GOLDMAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES.

TERM SHEET DATED April 20, 2004

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-W8
$317,070,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type (1), (2)	WAL (3), (4) (yrs) Call / Mat	Principal Payment Window (3), (4) Call / Mat	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F	Initial Credit Enhancement (%)
Offered Certificates									
A-3	95,500,000	FLT/SEQ/SR	1.00 / 1.00	1-24 / 1-24	0	Act/360	May 2034	AAA / Aaa / AAA	14.60%
A-4	44,600,000	FLT/SEQ/SR	3.00 / 3.00	24-53 / 24-53	0	Act/360	May 2034	AAA / Aaa / AAA	14.60%
A-5	38,920,000	FLT/SEQ/SR	6.46 / 7.60	53-90 / 53-206	0	Act/360	May 2034	AAA / Aaa / AAA	14.60%
M-1	26,950,000	FLT/MEZ	5.10 / 5.62	40-90 / 40-159	0	Act/360	May 2034	AA+ / Aa1 / AA+	12.15%
M-2	25,300,000	FLT/MEZ	5.08 / 5.57	39-90 / 39-151	0	Act/360	May 2034	AA / Aa2 / AA	9.85%
M-3	15,400,000	FLT/MEZ	5.07 / 5.54	39-90 / 39-143	0	Act/360	May 2034	AA- / Aa3 / AA-	8.45%
M-4	13,750,000	FLT/MEZ	5.05 / 5.49	38-90 / 38-137	0	Act/360	May 2034	A+ / A1 / A+	7.20%
M-5	12,650,000	FLT/MEZ	5.05 / 5.45	38-90 / 38-131	0	Act/360	May 2034	A / A2 / A	6.05%
M-6	11,000,000	FLT/MEZ	5.05 / 5.40	38-90 / 38-124	0	Act/360	May 2034	A- / A3 / A-	5.05%
M-7	11,000,000	FLT/MEZ	5.04 / 5.33	37-90 / 37-117	0	Act/360	May 2034	BBB+ / Baa1 / BBB+	4.05%
M-8	11,000,000	FLT/MEZ	5.03 / 5.22	37-90 / 37-109	0	Act/360	May 2034	BBB /Baa2 / BBB	3.05%
M-9	11,000,000	FLT/MEZ	5.00 / 5.03	37-90 / 37-98	0	Act/360	May 2034	BBB- / Baa3 / BBB-	2.05%
Non-Offered Certificates									
A-1	684,342,000	FLT/SR	Not Offered		0	Act/360	May 2034	AAA / Aaa / AAA	14.60%
A-2	76,038,000	FLT/SR	Not Offered		0	Act/360	May 2034	AAA / Aaa / AAA	14.60%
M-10	13,750,000	FLT/MEZ	Not Offered		0	Act/360	May 2034	BB+ / Ba2	0.80
CE	8,799,900	N/A	Not Offered					N/R	N/A
P	100	N/A	Not Offered					N/R	N/A
R		N/A	Not Offered					N/R	N/A
R-X		N/A	Not Offered					N/R	N/A

(1) The interest rate on each of the certificates is subject to the related Net WAC Rate Cap.
(2) The Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")	
Fixed-Rate Mortgage Loans	100% PPC (2% CPR growing to 20% CPR over 10 months)
Adjustable-Rate Mortgage Loans	27% CPR

Part I: Key Terms

Parties:

Depositor: Argent Securities Inc.

Originators: Argent Mortgage Company, LLC and Olympus Mortgage Company.

Master Servicer: Ameriquest Mortgage Company.

Trustee: Deutsche Bank National Trust Company.

Mortgage Insurance Provider: Radian Guaranty Inc., a Pennsylvania corporation.

Lead Underwriters: Greenwich Capital Markets, Inc., Banc of America Securities LLC and Goldman, Sachs & Co.

Co-Managers: Deutsche Bank Securities, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Collateral

Mortgage Loans: As of the Collateral Selection Date, 6,141 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,065,000,005. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such mortgage loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 5,659 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $862,047,295 with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 482 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $202,952,710 with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date will be deleted and other mortgage loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Part IV hereto will vary.

Primary Mortgage Insurance Policy: As of the Closing Date Date, approximately 63.09% of the Group I Mortgage Loans, approximately 50.62% of the Group II Mortgage Loans and approximately 60.47% of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by the Mortgage Insurance Provider. For each of those Mortgage Loans, the Mortgage Insurance Provider provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Dates:

Cut-off Date:	The close of business on May 1, 2004.
Collateral Selection Date:	April 4, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in June, 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the m onth in which the Distribution Date occurs.
Expected Pricing Date:	The week of April 19, 2004.
Expected Closing Date:	On or about May 6, 2004.

Designations:

Certificates:	Argent Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W8.
Adjustable-Rate Certificates:	Class A and Class M Certificates.
Class A Certificates:	Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1 and Class A-2 Certificates) and Class M Certificates (other than the Class M-10 Certificates).
Non-Offered Certificates:	Class A-1, Class A-2, Class M-10, Class CE, Class P, Class R and Class R-X Certificates.
Retained Certificates:	Class CE, Class P, Class R and Class R-X Certificates.
Group I Certificates:	Class A-1 and Class A-2 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-3, Class A-4 and Class A-5 Certificates, which evidence interests in the Group II Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR:	Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum), (b) the Trustee Fee Rate (0.0020% per annum) and (c) the PMI Insurer Premium Fee Rate, if applicable.
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination. Primary Mortgage Insurance Policy.
Initial Overcollateralization Target Percentage:	Approximately 0.80%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.
Overcollateralization Target Amount:	For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	14.60%	2x Initial CE%
M-1	12.15%	2x Initial CE%
M-2	9.85%	2x Initial CE%
M-3	8.45%	2x Initial CE%
M-4	7.20%	2x Initial CE%
M-5	6.05%	2x Initial CE%
M-6	5.05%	2x Initial CE%
M-7	4.05%	2x Initial CE%
M-8	3.05%	2x Initial CE%
M-9	2.05%	2x Initial CE%
M-10	0.80%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates and the Non-Offered Certificates (other than the Class CE Certificates), after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates and the Class P Certificates. Investors in the Class A Certificates or the Class P Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins or fixed rate, as applicable, on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, in the case of the Adjustable-Rate Certificates, from payments, if any, made under the related Interest Rate Corridor and second, with respect to the Adjustable-Rate Certificates, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. *The ratings on each class of Certificates do not address the likelihood* of the payment of any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an interest rate corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Class A-2 Certificates	32	July 2004
Group II Certificates	39	July 2004
Class M Certificates	32	July 2004

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group I Certificates will be allocated *pro rata* after the Class A-2 Lockout Period. Principal distributions on the Group II Certificates will be paid sequentially.

Notwithstanding the foregoing, if the Certificate Principal Balance of any of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class A-2 Lockout Period: No payments of principal will be allocable in respect of the Class A-2 Certificates until the earlier of (x) the Distribution Date occurring in June 2007 and (y) the Distribution Date on which the Certificate Principal Balance of the Class A-1 Certificates has been reduced to zero.

Class A-1 Allocation Percentage For each Distribution Date during the Class A-2 Lockout Period, the Class A-1 Allocation Percentage will be equal to 100%. For each Distribution Date after the Class A-2 Lockout Period, the Class A-1 Allocation Percentage will equal (x) if a Trigger Event is in effect, 100% or (y) if a Trigger Event is not in effect, the percentage equivalent of a fraction, the numerator of which is (x) the aggregate Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the denominator of which is (y) the aggregate Certificate Principal Balance of the Group I Certificates immediately prior to such Distribution Date.

Class A-2 Allocation Percentage For each Distribution Date, 100% minus the Class A-1 Allocation Percentage for such Distribution Date.

Notwithstanding the foregoing, if the Certificate Principal Balance of the A-1 Certificates is reduced to zero, the Class A-2 Allocation Percentage shall equal 100%.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M4 Certificates until it reaches 2x the Class M4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage and then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage; in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event:

If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event:

The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be 53.00%.

Cumulative Loss Test:

The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related due period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
June 2007 through May 2008	1.75%
June 2008 through May 2009	2.75%
June 2009 through May 2010	3.50%
June 2010 and thereafter	4.00%

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R and Class R-X Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule for the Group II Certificates

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	179,020,000.00	NA	NA
2	174,126,913.78	5.19	7.87
3	169,298,476.57	5.00	7.87
4	164,531,529.81	5.00	7.87
5	159,823,302.01	5.18	7.87
6	155,171,413.34	5.00	7.87
7	150,573,877.98	5.18	7.87
8	146,029,104.24	5.00	7.87
9	141,535,892.20	4.99	7.87
10	137,155,492.38	5.57	7.87
11	132,886,917.08	4.99	7.87
12	128,727,301.31	5.17	7.87
13	124,673,853.73	4.99	7.87
14	120,723,854.73	5.17	7.87
15	116,874,654.59	4.99	7.87
16	113,123,671.66	4.99	7.87
17	109,468,390.66	5.16	7.87
18	105,906,360.91	4.98	7.87
19	102,435,194.71	5.16	7.87
20	99,052,565.67	4.98	7.87
21	95,756,207.19	4.98	7.87
22	92,543,910.88	5.58	7.87
23	89,413,951.94	6.17	7.87
24	86,385,147.23	6.41	7.87
25	83,433,532.91	6.19	7.87
26	80,556,631.69	6.41	7.87
27	77,752,544.22	6.18	7.87
28	75,019,419.62	6.19	7.87
29	72,355,599.82	7.01	7.87
30	69,766,462.38	6.78	7.87
31	67,242,826.25	7.01	7.87
32	64,782,854.84	6.77	7.87
33	62,384,934.54	6.77	7.87
34	60,047,492.84	7.55	7.87
35	57,769,254.25	7.68	7.87
36	0.00	0.00	0.00
37	53,403,294.17	7.68	7.87
38	0.00	0.00	0.00
39	53,403,294.17	7.67	7.87
40	53,403,294.17	7.68	7.87

Interest Rate Corridor Schedule for the Class M Certificates*

Period	Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	151,800,000.00	NA	NA
2	151,800,000.00	4.39	7.40
3	151,800,000.00	4.19	7.40
4	151,800,000.00	4.19	7.40
5	151,800,000.00	4.38	7.40
6	151,800,000.00	4.19	7.40
7	151,800,000.00	4.38	7.40
8	151,800,000.00	4.19	7.40
9	151,800,000.00	4.19	7.40
10	151,800,000.00	4.81	7.40
11	151,800,000.00	4.19	7.40
12	151,800,000.00	4.38	7.40
13	151,800,000.00	4.19	7.40
14	151,800,000.00	4.38	7.40
15	151,800,000.00	4.19	7.40
16	151,800,000.00	4.18	7.40
17	151,800,000.00	4.38	7.40
18	151,800,000.00	4.18	7.40
19	151,800,000.00	4.38	7.40
20	151,800,000.00	4.18	7.40
21	151,800,000.00	4.18	7.40
22	151,800,000.00	4.83	7.40
23	151,800,000.00	5.40	7.40
24	151,800,000.00	5.65	7.40
25	151,800,000.00	5.41	7.40
26	151,800,000.00	5.64	7.40
27	151,800,000.00	5.41	7.40
28	151,800,000.00	5.42	7.40
29	151,800,000.00	6.26	7.40
30	151,800,000.00	6.01	7.40
31	151,800,000.00	6.26	7.40
32	151,800,000.00	6.01	7.40
33	151,800,000.00	6.00	7.40

* Payments, if any, will be applied in accordance with the Pooling and Servicing Agreement.

Sensitivity Analysis - To Optional Termination Date

	FIXED	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
	ARM	0.00% CPR	13.50% CPR	20.25% CPR	27.00% CPR	33.75% CPR	40.50% CPR
A-3	Average Life (yrs)	12.79	1.95	1.33	1.00	0.80	0.67
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	248	49	33	24	19	15
	Prin Pmt Window (mos)	248	49	33	24	19	15
A-4	Average Life (yrs)	23.51	6.17	4.15	3.00	2.22	1.80
	First Principal Period	248	49	33	24	19	15
	Last Principal Period	314	106	72	53	34	28
	Prin Pmt Window (mos)	67	58	40	30	16	14
A-5	Average Life (yrs)	27.91	12.69	8.69	6.46	4.95	3.63
	First Principal Period	314	106	72	53	34	28
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	30	71	50	38	37	30
M-1	Average Life (yrs)	26.08	9.77	6.66	5.10	4.44	4.39
	First Principal Period	260	56	37	40	43	48
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	51	28	10
M-2	Average Life (yrs)	26.08	9.77	6.66	5.08	4.35	4.15
	First Principal Period	260	56	37	39	42	45
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	52	29	13
M-3	Average Life (yrs)	26.08	9.77	6.66	5.07	4.29	4.01
	First Principal Period	260	56	37	39	41	43
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	52	30	15
M-4	Average Life (yrs)	26.08	9.77	6.66	5.05	4.26	3.92
	First Principal Period	260	56	37	38	40	42
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	53	31	16
M-5	Average Life (yrs)	26.08	9.77	6.66	5.05	4.23	3.86
	First Principal Period	260	56	37	38	39	41
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	53	32	17
M-6	Average Life (yrs)	26.08	9.77	6.66	5.05	4.21	3.81
	First Principal Period	260	56	37	38	39	40
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	53	32	18
M-7	Average Life (yrs)	26.08	9.77	6.66	5.04	4.19	3.77
	First Principal Period	260	56	37	37	38	39
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	54	33	19
M-8	Average Life (yrs)	26.08	9.77	6.66	5.03	4.17	3.74
	First Principal Period	260	56	37	37	38	38
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	54	33	20
M-9	Average Life (yrs)	26.07	9.72	6.62	5.00	4.14	3.67
	First Principal Period	260	56	37	37	37	38
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	54	34	20

Sensitivity Analysis - To Maturity

	FIXED ARM	0% PPC 0.00% CPR	50% PPC 13.50% CPR	75% PPC 20.00% CPR	100% PPC 27.00% CPR	125% PPC 33.75% CPR	150% PPC 40.50% CPR
A-3	Average Life (yrs)	12.79	1.95	1.33	1.00	0.80	0.67
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	248	49	33	24	19	15
	Prin Pmt Window (mos)	248	49	33	24	19	15
A-4	Average Life (yrs)	23.51	6.17	4.15	3.00	2.22	1.80
	First Principal Period	248	49	33	24	19	15
	Last Principal Period	314	106	72	53	34	28
	Prin Pmt Window (mos)	67	58	40	30	16	14
A-5	Average Life (yrs)	28.16	14.48	10.17	7.60	5.87	4.36
	First Principal Period	314	106	72	53	34	28
	Last Principal Period	358	326	264	206	164	134
	Prin Pmt Window (mos)	45	221	193	154	131	107
M-1	Average Life (yrs)	26.21	10.62	7.34	5.62	4.86	4.72
	First Principal Period	260	56	37	40	43	48
	Last Principal Period	356	282	210	159	125	102
	Prin Pmt Window (mos)	97	227	174	120	83	55
M-2	Average Life (yrs)	26.21	10.59	7.31	5.57	4.74	4.46
	First Principal Period	260	56	37	39	42	45
	Last Principal Period	355	272	200	151	119	96
	Prin Pmt Window (mos)	96	217	164	113	78	52
M-3	Average Life (yrs)	26.20	10.55	7.27	5.54	4.67	4.30
	First Principal Period	260	56	37	39	41	43
	Last Principal Period	354	261	190	143	112	91
	Prin Pmt Window (mos)	95	206	154	105	72	49
M-4	Average Life (yrs)	26.20	10.50	7.23	5.49	4.61	4.20
	First Principal Period	260	56	37	38	40	42
	Last Principal Period	354	253	182	137	108	87
	Prin Pmt Window (mos)	95	198	146	100	69	46
M-5	Average Life (yrs)	26.19	10.45	7.18	5.45	4.55	4.11
	First Principal Period	260	56	37	38	39	41
	Last Principal Period	353	244	174	131	103	83
	Prin Pmt Window (mos)	94	189	138	94	65	43
M-6	Average Life (yrs)	26.19	10.38	7.12	5.40	4.49	4.03
	First Principal Period	260	56	37	38	39	40
	Last Principal Period	352	233	166	124	97	79
	Prin Pmt Window (mos)	93	178	130	87	59	40
M-7	Average Life (yrs)	26.17	10.27	7.04	5.33	4.42	3.95
	First Principal Period	260	56	37	37	38	39
	Last Principal Period	351	222	157	117	92	74
	Prin Pmt Window (mos)	92	167	121	81	55	36
M-8	Average Life (yrs)	26.15	10.10	6.91	5.22	4.33	3.85
	First Principal Period	260	56	37	37	38	38
	Last Principal Period	349	208	146	109	85	69
	Prin Pmt Window (mos)	90	153	110	73	48	32
M-9	Average Life (yrs)	26.08	9.78	6.67	5.03	4.17	3.69
	First Principal Period	260	56	37	37	37	38
	Last Principal Period	346	190	131	98	76	62
	Prin Pmt Window (mos)	87	135	95	62	40	25

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)	Period	NWC(1) (%)	Max Rate(2, 3) (%)
1	---	---	34	6.24	8.25	67	5.83	10.00
2	5.57	8.25	35	5.70	8.25	68	5.64	9.67
3	5.39	8.25	36	5.89	8.34	69	5.64	9.66
4	5.38	8.25	37	5.69	8.25	70	6.24	10.69
5	5.56	8.25	38	5.88	8.33	71	5.63	9.65
6	5.38	8.25	39	5.69	8.25	72	5.82	9.96
7	5.56	8.25	40	5.69	8.25	73	5.63	9.63
8	5.38	8.25	41	5.88	9.08	74	5.81	9.94
9	5.38	8.25	42	5.69	8.80	75	5.62	9.61
10	5.95	8.25	43	5.87	9.08	76	5.62	9.61
11	5.37	8.25	44	5.68	8.78	77	5.81	9.92
12	5.55	8.25	45	5.68	8.78	78	5.62	9.59
13	5.37	8.25	46	6.07	9.39	79	5.80	9.90
14	5.55	8.25	47	5.68	9.50	80	5.61	9.57
15	5.37	8.25	48	5.86	9.83	81	5.61	9.56
16	5.37	8.25	49	5.67	9.50	82	6.21	10.58
17	5.55	8.25	50	5.86	9.81	83	5.61	9.55
18	5.37	8.25	51	5.67	9.49	84	5.79	9.85
19	5.54	8.25	52	5.67	9.48	85	5.60	9.53
20	5.36	8.25	53	5.85	9.95	86	5.79	9.84
21	5.36	8.25	54	5.66	9.63	87	5.60	9.51
22	5.94	8.25	55	5.85	9.94	88	5.60	9.50
23	5.65	8.25	56	5.66	9.61	89	5.78	9.81
24	5.84	8.25	57	5.66	9.60	90	5.59	9.48
25	5.65	8.25	58	6.26	10.63	91	---	9.79
26	5.83	8.25	59	5.65	9.74			
27	5.64	8.25	60	5.84	10.06			
28	5.64	8.25	61	5.65	9.73			
29	5.83	8.25	62	5.84	10.05			
30	5.64	8.25	63	5.65	9.71			
31	5.82	8.25	64	5.65	9.71			
32	5.64	8.25	65	5.83	10.02			
33	5.63	8.25	66	5.64	9.69			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.100% and 1.238% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Net WAC Cap and Effective Maximum Rate for the Class M Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	---	---	34	6.47	8.44	67	6.04	10.58
2	5.99	9.00	35	5.87	8.55	68	5.85	10.23
3	5.79	9.00	36	6.07	8.83	69	5.85	10.23
4	5.79	9.00	37	5.87	8.54	70	6.47	11.32
5	5.98	9.00	38	6.06	8.83	71	5.84	10.21
6	5.79	9.00	39	5.87	8.54	72	6.04	10.55
7	5.98	9.00	40	5.87	8.55	73	5.84	10.20
8	5.79	9.00	41	6.06	9.61	74	6.04	10.53
9	5.79	9.00	42	5.87	9.30	75	5.84	10.18
10	6.41	9.00	43	6.06	9.60	76	5.84	10.18
11	5.79	9.00	44	5.86	9.29	77	6.03	10.51
12	5.98	9.00	45	5.86	9.28	78	5.84	10.16
13	5.79	9.00	46	6.27	9.94	79	6.03	10.49
14	5.98	9.00	47	5.86	10.03	80	5.84	10.15
15	5.79	9.00	48	6.06	10.37	81	5.84	10.14
16	5.79	9.00	49	5.86	10.03	82	6.46	11.22
17	5.98	9.00	50	6.06	10.36	83	5.83	10.12
18	5.78	9.00	51	5.86	10.01	84	6.03	10.45
19	5.98	9.00	52	5.86	10.01	85	5.83	10.11
20	5.78	9.00	53	6.05	10.51	86	6.03	10.44
21	5.78	9.00	54	5.86	10.16	87	5.83	10.10
22	6.40	9.00	55	6.05	10.50	88	5.83	10.09
23	5.85	9.00	56	5.86	10.15	89	6.02	10.42
24	6.05	9.00	57	5.85	10.14	90	5.83	10.07
25	5.85	9.00	58	6.48	11.23	91	---	10.40
26	6.04	9.00	59	5.85	10.30			
27	5.85	9.00	60	6.05	10.63			
28	5.85	9.00	61	5.85	10.28			
29	6.04	9.00	62	6.05	10.62			
30	5.85	9.00	63	5.85	10.27			
31	6.04	9.00	64	5.85	10.26			
32	5.85	9.00	65	6.04	10.60			
33	5.84	9.00	66	5.85	10.25			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.100% and 1.238% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Excess Spread (3)

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)
1	3.42	1.1000	1.2380	3.42	34	4.33	4.3810	4.5570	2.85	67	4.30	5.5660	5.7090	2.94
2	4.44	1.1390	1.3100	4.40	35	4.16	4.4400	4.6100	2.91	68	4.25	5.5990	5.7380	2.72
3	4.38	1.1780	1.3940	4.30	36	4.21	4.4900	4.6620	3.01	69	4.25	5.6300	5.7640	2.69
4	4.38	1.2430	1.4940	4.23	37	4.14	4.5390	4.7120	2.80	70	4.42	5.6590	5.7890	3.26
5	4.42	1.3230	1.6060	4.20	38	4.24	4.5910	4.7630	2.93	71	4.25	5.6860	5.8110	2.76
6	4.36	1.4270	1.7260	4.03	39	4.20	4.6420	4.8130	2.74	72	4.31	5.7110	5.8300	2.94
7	4.41	1.5290	1.8520	3.98	40	4.21	4.6920	4.8630	2.70	73	4.26	5.7330	5.8480	2.72
8	4.35	1.6420	1.9840	3.79	41	4.27	4.7410	4.9120	3.13	74	4.32	5.7540	5.8630	2.90
9	4.34	1.7730	2.1200	3.65	42	4.22	4.7900	4.9620	2.91	75	4.27	5.7720	5.8750	2.69
10	4.49	1.9100	2.2580	3.74	43	4.27	4.8380	5.0110	3.03	76	4.27	5.7880	5.8850	2.68
11	4.32	2.0400	2.3980	3.36	44	4.21	4.8860	5.0610	2.81	77	4.33	5.8010	5.8920	2.92
12	4.37	2.1730	2.5360	3.31	45	4.21	4.9340	5.1130	2.76	78	4.28	5.8120	5.8970	2.72
13	4.31	2.3140	2.6700	3.07	46	4.33	4.9830	5.1640	3.06	79	4.34	5.8210	5.8990	2.91
14	4.35	2.4510	2.8010	3.02	47	4.21	5.0310	5.2140	2.92	80	4.29	5.8270	5.9000	2.71
15	4.29	2.5970	2.9260	2.78	48	4.27	5.0800	5.2620	3.05	81	4.29	5.8300	5.9020	2.71
16	4.28	2.7400	3.0490	2.63	49	4.21	5.1340	5.3060	2.82	82	4.46	5.8300	5.9060	3.32
17	4.33	2.8590	3.1690	2.61	50	4.27	5.1880	5.3450	2.95	83	4.30	5.8280	5.9130	2.73
18	4.26	2.9700	3.2830	2.39	51	4.21	5.2360	5.3760	2.72	84	4.36	5.8230	5.9220	2.94
19	4.31	3.0880	3.3810	2.38	52	4.21	5.2770	5.3990	2.68	85	4.31	5.8260	5.9350	2.74
20	4.24	3.1970	3.4660	2.15	53	4.27	5.3120	5.4140	3.00	86	4.37	5.8410	5.9490	2.93
21	4.23	3.3200	3.5510	2.02	54	4.21	5.3390	5.4210	2.79	87	4.32	5.8550	5.9630	2.72
22	4.39	3.4520	3.6320	2.27	55	4.27	5.3590	5.4190	2.96	88	4.32	5.8690	5.9780	2.71
23	4.28	3.5330	3.7080	2.84	56	4.22	5.3700	5.4150	2.76	89	4.38	5.8830	5.9920	2.96
24	4.33	3.5520	3.7850	2.95	57	4.22	5.3730	5.4160	2.76	90	4.33	5.8970	6.0060	2.75
25	4.26	3.5920	3.8750	2.77	58	4.40	5.3670	5.4240	3.34	91	---	5.9100	6.0200	2.95
26	4.31	3.6980	3.9720	2.79	59	4.22	5.3520	5.4390	2.80	92	---	5.9240	6.0340	---
27	4.24	3.8000	4.0650	2.55	60	4.28	5.3280	5.4630	3.01	93	---	5.9380	6.0490	---
28	4.23	3.8980	4.1520	2.45	61	4.23	5.3340	5.4980	2.82	94	---	5.9520	6.0630	---
29	4.27	3.9920	4.2340	2.94	62	4.29	5.3760	5.5380	2.96	95	---	5.9660	6.0780	---
30	4.20	4.0810	4.3100	2.70	63	4.23	5.4180	5.5760	2.74	96	---	5.9800	6.0930	---
31	4.25	4.1660	4.3790	2.76	64	4.23	5.4570	5.6120	2.70	97	---	5.9940	6.1070	---
32	4.18	4.2440	4.4430	2.52	65	4.30	5.4950	5.6460	3.01	98	---	6.0080	6.1230	---
33	4.16	4.3160	4.5020	2.44	66	4.24	5.5320	5.6790	2.78	99	---	6.0230	6.1380	---

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.100% and 1.238% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee, the trustee fee and PMI Insurer Fee, if any), less the aggregate interest on the Certificates divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	6,141	
Aggregate Current Principal Balance:	$1,065,000,005.62	$58,813.47 - $764,186.02
Average Current Principal Balance:	$173,424.52	
Aggregate Original Principal Balance:	$1,066,934,465.00	$60,000.00 - $765,000.00
Average Original Principal Balance:	$173,739.53	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.161%	5.200% - 12.550%
Wtd. Avg. Original Term (months):	358	180 – 360
Wtd. Avg. Remaining Term (months):	356	174 – 360
Wtd. Avg. Margin (ARM Loans Only):	5.579%	4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.239%	11.200% - 18.550%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.239%	5.200% - 12.550%
Wtd. Avg. Original LTV:	79.50%	13.79% - 95.00%
Wtd. Avg. Borrower FICO:	600	500 - 802
Geographic Distribution (Top 5):	CA 34.73%	
	FL 8.22%	
	IL 7.58%	
	NY 6.03%	
	MI 3.81%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	4,062	$702,796,637.94	65.99	358	39.61	7.303	588	79.85
3-yr Fixed/Adjustable Rate	1,123	202,453,454.65	19.01	358	38.22	7.017	607	80.81
Fixed Rate	956	159,749,913.03	15.00	345	38.90	6.721	646	76.32
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,627	$130,116,685.00	12.20	353	36.64	7.631	588	78.23
100,000.01 - 150,000.00	1,686	208,555,625.00	19.55	354	38.40	7.418	593	79.96
150,000.01 - 200,000.00	1,034	179,578,824.00	16.83	356	39.52	7.218	596	79.53
200,000.01 - 250,000.00	621	138,796,384.00	13.01	355	40.53	7.207	596	79.81
250,000.01 - 300,000.00	401	109,837,266.00	10.29	356	40.71	7.076	594	81.07
300,000.01 - 350,000.00	301	97,032,614.00	9.09	357	40.50	6.749	610	80.96
350,000.01 - 400,000.00	186	69,952,987.00	6.56	358	39.40	6.782	618	79.82
400,000.01 - 450,000.00	136	57,925,350.00	5.43	358	39.75	6.905	617	78.50
450,000.01 - 500,000.00	121	58,432,698.00	5.48	358	40.08	6.741	620	77.41
500,000.01 - 550,000.00	13	6,894,550.00	0.65	358	33.42	6.439	628	78.92
550,000.01 - 600,000.00	5	2,901,157.00	0.27	358	39.05	6.052	639	71.11
600,000.01 - 650,000.00	3	1,920,000.00	0.18	357	38.48	5.865	651	74.28
650,000.01 - 700,000.00	4	2,743,375.00	0.26	359	24.99	6.300	660	64.79
700,000.01 - 750,000.00	2	1,481,950.00	0.14	359	34.40	5.599	615	48.81
750,000.01 - 800,000.00	1	765,000.00	0.07	359	35.00	5.650	683	60.47
Total:	**6,141**	**$1,066,934,465.00**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,630	$130,217,459.11	12.23	353	36.62	7.628	588	78.23
100,000.01 - 150,000.00	1,687	208,499,772.69	19.58	354	38.40	7.420	593	79.98
150,000.01 - 200,000.00	1,033	179,237,567.70	16.83	356	39.56	7.224	596	79.49
200,000.01 - 250,000.00	619	138,183,023.06	12.97	355	40.49	7.199	596	79.85
250,000.01 - 300,000.00	409	112,061,538.18	10.52	356	40.71	7.056	595	80.86
300,000.01 - 350,000.00	294	94,839,717.73	8.91	357	40.56	6.757	609	81.16
350,000.01 - 400,000.00	184	69,130,646.64	6.49	358	39.33	6.795	617	79.86
400,000.01 - 450,000.00	139	59,171,218.80	5.56	358	39.81	6.904	616	78.65
450,000.01 - 500,000.00	118	56,983,977.10	5.35	358	40.03	6.740	621	77.23
500,000.01 - 550,000.00	13	6,879,399.88	0.65	358	33.40	6.439	628	78.92
550,000.01 - 600,000.00	5	2,896,328.36	0.27	358	39.05	6.052	639	71.12
600,000.01 - 650,000.00	3	1,914,821.00	0.18	357	38.48	5.865	650	74.29
650,000.01 - 700,000.00	4	2,739,991.40	0.26	359	24.99	6.300	660	64.80
700,000.01 - 750,000.00	2	1,480,357.95	0.14	359	34.40	5.599	615	48.81
750,000.01 - 800,000.00	1	764,186.02	0.07	359	35.00	5.650	683	60.47
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 – 180	73	$7,893,436.00	0.74	178	37.10	6.694	639	69.38
181 – 240	56	7,454,110.72	0.70	238	40.26	6.491	660	73.53
301 – 360	6,012	1,049,652,458.90	98.56	358	39.25	7.169	599	79.62
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	163	$44,431,461.36	4.17	352	38.29	5.313	681	69.48
5.500 - 5.999	534	122,638,045.78	11.52	353	39.11	5.750	644	77.32
6.000 - 6.499	680	133,251,366.66	12.51	356	39.28	6.248	628	80.08
6.500 - 6.999	1,211	223,378,238.16	20.97	356	39.07	6.737	611	81.53
7.000 - 7.499	994	156,445,500.68	14.69	357	38.97	7.228	593	81.42
7.500 - 7.999	1,015	159,340,528.45	14.96	356	39.32	7.712	580	81.25
8.000 - 8.499	661	96,444,074.65	9.06	357	39.23	8.211	563	80.18
8.500 - 8.999	488	70,712,040.62	6.64	357	39.51	8.710	549	78.81
9.000 - 9.499	162	22,134,518.60	2.08	355	41.13	9.191	544	77.40
9.500 - 9.999	85	13,651,230.82	1.28	355	40.44	9.708	542	75.13
10.000 – 10.499	43	6,607,782.31	0.62	356	40.99	10.242	532	68.88
10.500 – 10.999	55	9,540,774.42	0.90	357	40.54	10.749	536	65.12
11.000 – 11.499	22	2,871,239.71	0.27	356	39.34	11.272	530	66.40
11.500 – 11.999	20	2,751,267.31	0.26	357	43.58	11.684	533	60.25
12.000 – 12.499	7	557,188.05	0.05	358	44.82	12.145	546	63.07
12.500 – 12.999	1	244,748.04	0.02	356	50.00	12.550	510	70.00
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	4	$691,553.54	0.06	358	42.46	5.724	674	19.59
25.01 - 30.00	13	2,584,465.83	0.24	355	30.46	5.991	657	28.63
30.01 - 35.00	25	4,522,119.71	0.42	348	35.29	6.404	668	33.20
35.01 - 40.00	29	4,641,487.12	0.44	346	34.62	6.325	647	37.54
40.01 - 45.00	44	6,342,317.41	0.60	346	40.29	6.604	624	42.51
45.01 - 50.00	71	11,960,781.96	1.12	342	39.60	6.612	625	47.91
50.01 - 55.00	87	14,139,633.15	1.33	350	37.67	6.857	606	53.04
55.01 - 60.00	182	31,505,203.34	2.96	348	39.86	7.599	584	58.53
60.01 - 65.00	257	44,086,664.65	4.14	356	39.74	7.206	583	63.62
65.01 - 70.00	474	84,869,048.48	7.97	356	39.59	7.541	570	68.78
70.01 - 75.00	694	116,852,079.11	10.97	356	40.46	7.396	570	74.14
75.01 - 80.00	1,242	211,739,181.71	19.88	357	39.11	7.292	576	79.37
80.01 - 85.00	1,514	266,018,315.59	24.98	356	39.16	7.000	597	84.30
85.01 - 90.00	917	159,348,261.55	14.96	356	38.04	7.106	635	89.60
90.01 - 95.00	588	105,698,892.47	9.92	356	40.15	6.916	661	94.65
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 – 519	515	$83,956,026.58	7.88	357	41.47	8.304	510	73.89
520 – 539	809	130,862,614.49	12.29	357	41.11	8.055	530	75.09
540 – 559	761	123,532,109.64	11.60	357	39.85	7.638	550	76.95
560 – 579	610	99,790,477.00	9.37	357	39.47	7.380	569	78.30
580 – 599	700	116,820,420.00	10.97	356	39.20	7.099	589	79.71
600 – 619	710	121,356,986.27	11.40	355	38.91	6.865	609	81.05
620 – 639	632	113,435,360.54	10.65	356	38.59	6.651	629	81.96
640 – 659	496	93,015,377.81	8.73	354	38.76	6.565	650	84.51
660 – 679	298	57,274,636.35	5.38	354	37.80	6.605	669	84.54
680 – 699	259	51,341,351.33	4.82	354	37.01	6.474	688	85.68
700 – 719	133	25,520,362.73	2.40	352	38.16	6.422	709	84.45
720 – 739	94	18,168,807.88	1.71	352	36.43	6.409	728	81.06
740 – 759	63	13,972,007.46	1.31	352	36.52	6.089	751	76.09
760 – 779	45	11,588,573.72	1.09	352	37.35	5.822	767	70.60
780 – 799	14	4,057,160.74	0.38	356	31.73	5.454	787	58.71
800 or greater	2	307,733.08	0.03	359	32.50	6.721	801	76.09
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	351	$54,505,613.61	5.12	354	13.71	7.176	622	77.67
20.01 - 25.00	366	53,408,568.68	5.01	356	23.21	7.168	602	78.36
25.01 - 30.00	546	88,732,704.09	8.33	356	28.13	7.007	612	78.11
30.01 - 35.00	824	132,248,373.59	12.42	356	33.12	7.202	602	79.75
35.01 - 40.00	974	171,176,151.42	16.07	356	38.00	7.144	601	80.20
40.01 - 45.00	1,204	220,361,212.37	20.69	355	43.16	7.091	601	80.54
45.01 - 50.00	1,530	282,778,248.08	26.55	356	48.14	7.158	598	81.68
50.01 - 55.00	346	61,789,133.78	5.80	355	53.19	7.587	564	67.91
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	1,511	$369,893,832.68	34.73	356	40.80	6.918	600	77.02
Florida	624	87,566,908.91	8.22	354	39.17	7.221	599	81.15
Illinois	470	80,721,669.50	7.58	357	37.73	7.411	615	83.00
New York	237	64,235,183.09	6.03	353	40.10	6.961	595	76.49
Michigan	362	40,614,845.90	3.81	357	37.45	7.810	581	80.15
Arizona	333	40,289,348.80	3.78	353	35.73	7.019	613	83.81
Texas	283	34,630,928.03	3.25	351	36.56	7.480	588	76.97
Massachusetts	141	33,055,715.71	3.10	358	40.84	7.155	595	75.51
Maryland	162	29,107,319.15	2.73	354	40.10	7.268	589	78.74
Minnesota	151	24,474,463.24	2.30	357	38.02	7.361	599	81.58
Colorado	132	22,727,105.95	2.13	358	38.40	6.909	616	83.41
Washington	124	22,146,170.07	2.08	357	38.83	6.982	622	82.02
Connecticut	109	19,667,444.78	1.85	356	38.43	7.380	586	76.65
Pennsylvania	145	19,078,743.28	1.79	353	37.82	7.496	585	79.90
Nevada	95	15,939,250.66	1.50	358	39.59	7.198	606	83.44
Missouri	143	14,469,906.18	1.36	358	37.32	7.531	594	83.03
Ohio	112	12,747,781.09	1.20	356	38.80	7.471	593	84.32
Georgia	73	10,829,920.45	1.02	357	36.50	7.135	615	85.49
Wisconsin	83	10,446,535.43	0.98	358	38.24	7.546	597	83.77
Rhode Island	61	9,757,484.16	0.92	356	40.46	7.423	594	75.22
North Carolina	71	9,088,567.55	0.85	354	37.18	7.374	607	83.53
Tennessee	74	8,911,558.49	0.84	356	35.68	7.536	592	82.38
Oregon	60	8,703,177.08	0.82	358	40.76	7.334	606	81.44
Indiana	81	8,155,925.41	0.77	354	36.80	7.315	595	85.30
Hawaii	29	8,045,441.94	0.76	354	36.47	6.457	637	81.53
Utah	48	7,224,064.22	0.68	358	40.58	7.160	605	83.05
New Jersey	34	6,796,925.68	0.64	348	39.22	7.219	614	78.20
Kentucky	51	5,404,601.93	0.51	358	36.39	7.450	601	86.23
Kansas	39	5,347,630.50	0.50	355	37.84	7.278	615	85.06
Louisiana	49	5,346,799.70	0.50	358	39.43	7.947	581	82.56
Iowa	37	3,865,125.20	0.36	355	38.28	7.551	597	84.88
Alabama	31	2,856,584.59	0.27	355	37.23	7.435	592	84.22
New Hampshire	15	2,772,295.64	0.26	358	42.62	7.556	602	80.89
Mississippi	18	2,382,026.96	0.22	359	34.98	7.680	571	80.97
Alaska	14	2,354,777.38	0.22	347	36.54	7.732	592	80.80
South Carolina	24	2,241,258.37	0.21	348	37.18	7.814	592	84.33
Maine	17	1,919,763.52	0.18	352	37.61	7.263	582	79.06
Oklahoma	14	1,772,020.79	0.17	358	38.81	7.988	587	86.63
Nebraska	18	1,699,756.48	0.16	358	39.04	7.486	623	88.20
New Mexico	15	1,552,865.43	0.15	347	30.66	7.327	619	77.91
Delaware	13	1,552,755.37	0.15	358	41.18	7.267	584	81.60
Idaho	11	1,530,967.79	0.14	357	45.00	7.354	595	81.90
Arkansas	7	806,457.93	0.08	359	42.85	7.922	580	86.64
Vermont	4	641,846.80	0.06	358	34.49	8.053	532	77.06
Wyoming	7	641,658.23	0.06	358	37.59	6.700	637	78.51
South Dakota	5	551,050.94	0.05	323	40.45	7.283	620	82.60
Montana	3	346,352.49	0.03	358	33.80	8.360	588	79.64
North Dakota	1	87,192.15	0.01	357	40.00	7.200	654	95.00
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	5,504	$971,894,112.29	91.26	356	39.92	7.134	597	79.30
Non-Owner Occupied	608	87,827,666.91	8.25	357	31.50	7.470	633	81.96
Second Home	29	5,278,226.42	0.50	353	41.29	6.982	623	74.82
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	4,278	$682,216,888.42	64.06	355	39.71	7.080	596	79.05
Limited Documentation	331	62,667,502.57	5.88	356	35.95	7.292	593	79.16
Stated Documentation	1,532	320,115,614.63	30.06	357	38.88	7.308	611	80.52
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance - Debt Consolidation Cash Out**	5,361	$947,897,368.06	89.00	356	39.25	7.166	599	79.21
Purchase	118	14,999,831.91	1.41	355	39.08	7.162	600	79.99
Refinance - Debt Consolidation No Cash Out***	662	102,102,805.65	9.59	357	39.13	7.117	613	82.15
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
I	2,960	$517,033,579.20	48.55	355	38.42	6.695	628	81.65
II	657	116,539,307.49	10.94	356	38.96	7.141	589	80.33
III	704	114,908,798.30	10.79	356	39.48	7.217	577	79.37
IV	569	92,935,997.94	8.73	357	40.94	7.631	578	79.62
V	475	77,458,562.45	7.27	357	41.58	7.943	560	71.73
VI	147	24,103,500.22	2.26	357	42.04	9.989	544	65.69
A+	112	21,032,638.38	1.97	357	39.01	7.168	599	78.18
A	269	51,291,289.28	4.82	356	38.61	7.341	582	78.45
A-	70	13,644,188.86	1.28	358	39.86	7.942	537	74.38
B	69	14,513,630.50	1.36	358	39.18	8.087	547	75.28
C	22	3,754,493.36	0.35	355	43.37	8.788	540	71.15
C-	87	17,784,019.64	1.67	357	41.19	8.578	548	77.89
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	4,701	$808,306,886.67	75.90	356	39.54	7.172	597	79.57
2-4 Family	408	86,655,416.07	8.14	356	37.78	7.235	614	78.00
Detached PUD	432	84,049,971.79	7.89	354	38.69	7.015	605	80.33
Condo	294	51,241,771.76	4.81	358	39.12	7.100	606	80.28
Manu. Housing / Mobile	278	30,868,466.12	2.90	356	37.00	7.176	610	78.32
Attached PUD	18	2,625,214.75	0.25	358	40.37	6.931	613	78.72
Single Family Attached	10	1,252,278.46	0.12	358	40.13	7.335	611	78.90
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	1,525	$259,886,884.66	24.40	356	38.53	7.327	599	80.56
12	267	54,201,578.45	5.09	353	38.78	7.369	611	77.46
24	2,620	454,452,356.02	42.67	357	39.67	7.299	588	79.55
36	1,729	296,459,186.49	27.84	354	39.29	6.767	618	78.87
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

DESCRIPTION OF THE TOTAL COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	5,659	$862,047,295.17	80.94	355	39.17	7.259	596	79.80
Non-conforming	482	202,952,710.45	19.06	358	39.55	6.744	618	78.20
Total:	**6,141**	**$1,065,000,005.62**	**100.00**	**356**	**39.24**	**7.161**	**600**	**79.50**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 – 11.499	89	$21,904,346.73	2.42	357	40.10	5.337	637	79.52
11.500 – 11.999	386	92,055,236.38	10.17	357	38.74	5.767	633	79.77
12.000 – 12.499	574	114,282,587.35	12.62	358	39.05	6.256	626	80.67
12.500 – 12.999	1,045	195,449,764.68	21.59	358	39.03	6.740	608	81.45
13.000 – 13.499	856	136,425,191.05	15.07	358	39.05	7.229	588	81.12
13.500 – 13.999	881	141,742,700.14	15.66	358	39.40	7.710	576	81.06
14.000 – 14.499	590	88,068,432.62	9.73	358	39.35	8.210	559	79.71
14.500 – 14.999	420	63,048,557.57	6.96	358	39.69	8.708	546	78.04
15.000 – 15.499	134	18,961,867.46	2.09	358	41.78	9.191	538	76.34
15.500 – 15.999	76	12,276,613.75	1.36	358	40.47	9.711	540	75.54
16.000 – 16.499	37	5,821,567.69	0.64	356	41.38	10.240	533	67.54
16.500 – 16.999	52	9,217,542.04	1.02	357	40.59	10.744	534	65.55
17.000 – 17.499	19	2,634,422.26	0.29	356	39.66	11.287	531	66.52
17.500 – 17.999	18	2,559,326.78	0.28	357	44.09	11.687	535	60.27
18.000 – 18.499	7	557,188.05	0.06	358	44.82	12.145	546	63.07
18.500 – 19.000	1	244,748.04	0.03	356	50.00	12.550	510	70.00
Total:	**5,185**	**$905,250,092.59**	**100.00**	**358**	**39.30**	**7.239**	**592**	**80.06**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	89	$21,904,346.73	2.42	357	40.10	5.337	637	79.52
5.500 - 5.999	386	92,055,236.38	10.17	357	38.74	5.767	633	79.77
6.000 - 6.499	574	114,282,587.35	12.62	358	39.05	6.256	626	80.67
6.500 - 6.999	1,045	195,449,764.68	21.59	358	39.03	6.740	608	81.45
7.000 - 7.499	856	136,425,191.05	15.07	358	39.05	7.229	588	81.12
7.500 - 7.999	881	141,742,700.14	15.66	358	39.40	7.710	576	81.06
8.000 - 8.499	590	88,068,432.62	9.73	358	39.35	8.210	559	79.71
8.500 - 8.999	420	63,048,557.57	6.96	358	39.69	8.708	546	78.04
9.000 - 9.499	134	18,961,867.46	2.09	358	41.78	9.191	538	76.34
9.500 - 9.999	76	12,276,613.75	1.36	358	40.47	9.711	540	75.54
10.000 – 10.499	37	5,821,567.69	0.64	356	41.38	10.240	533	67.54
10.500 – 10.999	52	9,217,542.04	1.02	357	40.59	10.744	534	65.55
11.000 – 11.499	19	2,634,422.26	0.29	356	39.66	11.287	531	66.52
11.500 – 11.999	18	2,559,326.78	0.28	357	44.09	11.687	535	60.27
12.000 – 12.499	7	557,188.05	0.06	358	44.82	12.145	546	63.07
12.500 – 13.000	1	244,748.04	0.03	356	50.00	12.550	510	70.00
Total:	**5,185**	**$905,250,092.59**	**100.00**	**358**	**39.30**	**7.239**	**592**	**80.06**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	2,423	$371,940,570.39	41.09	358	38.58	7.282	597	80.81
4.750 - 4.999	2	310,805.29	0.03	357	37.67	6.917	618	68.19
5.000 - 5.249	1	151,553.49	0.02	356	38.00	7.600	527	80.00
5.250 - 5.499	2	270,507.92	0.03	358	40.68	7.406	563	83.44
5.500 - 5.749	465	91,489,616.02	10.11	358	39.34	7.462	576	78.62
5.750 - 5.999	2	313,499.69	0.03	358	47.60	7.475	555	82.74
6.000 - 6.249	47	7,032,944.00	0.78	359	34.25	7.290	615	84.64
6.250 - 6.499	12	1,470,616.17	0.16	358	35.95	8.079	563	78.95
6.500 - 6.749	2,166	420,689,075.93	46.47	357	39.93	7.094	593	79.91
6.750 - 6.999	3	432,693.16	0.05	358	46.72	6.303	699	90.05
7.000 - 7.249	62	11,148,210.53	1.23	358	42.18	9.299	531	69.66
Total:	**5,185**	**$905,250,092.59**	**100.00**	**358**	**39.30**	**7.239**	**592**	**80.06**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
September 2005	1	$121,850.85	0.01	352	35.00	9.000	507	80.00
October 2005	15	3,047,505.59	0.34	353	43.85	7.200	587	78.36
November 2005	40	8,183,783.80	0.90	354	39.25	7.791	571	78.82
December 2005	147	27,780,658.54	3.07	355	40.88	7.676	576	78.43
January 2006	314	56,247,504.39	6.21	356	40.31	7.562	579	76.88
February 2006	743	136,272,511.75	15.05	357	40.39	7.280	579	79.14
March 2006	980	169,552,713.88	18.73	357	39.86	7.228	583	80.17
April 2006	1,820	301,086,237.14	33.26	359	38.83	7.260	597	80.72
May 2006	2	503,872.00	0.06	360	40.84	6.590	589	69.59
September 2006	1	183,895.70	0.02	352	54.00	7.600	523	74.00
October 2006	4	863,952.93	0.10	353	46.47	7.353	606	80.16
November 2006	8	2,157,738.88	0.24	354	47.03	7.161	608	78.63
December 2006	54	9,550,627.80	1.06	355	37.29	7.224	594	79.17
January 2007	100	17,477,910.61	1.93	356	40.48	6.950	594	79.84
February 2007	201	37,358,568.09	4.13	356	38.80	7.065	603	80.31
March 2007	291	56,101,704.92	6.20	358	38.43	6.971	606	80.68
April 2007	464	78,759,055.72	8.70	359	37.04	7.009	615	81.63
Total:	**5,185**	**$905,250,092.59**	**100.00**	**358**	**39.30**	**7.239**	**592**	**80.06**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	5,185	$905,250,092.59	100.00	358	39.30	7.239	592	80.06
Total:	**5,185**	**$905,250,092.59**	**100.00**	**358**	**39.30**	**7.239**	**592**	**80.06**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	5,185	$905,250,092.59	100.00	358	39.30	7.239	592	80.06
Total:	**5,185**	**$905,250,092.59**	**100.00**	**358**	**39.30**	**7.239**	**592**	**80.06**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	5,659		
Aggregate Current Principal Balance:	$862,047,295.17		$58,813.47 - $499,706.32
Average Current Principal Balance:	$152,332.09		
Aggregate Original Principal Balance:	$863,615,094.00		$60,000.00 - $500,000.00
Average Original Principal Balance:	$152,609.13		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.259%		5.200% - 12.550%
Wtd. Avg. Original Term (months):	357		180 - 360
Wtd. Avg. Remaining Term (months):	355		174 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.516%		4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.315%		11.200% - 18.550%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.315%		5.200% - 12.550%
Wtd. Avg. Original LTV:	79.80%		13.79% - 95.00%
Wtd. Avg. Borrower FICO:	596		500 - 802
Geographic Distribution (Top 5):	CA	28.89%	
	FL	9.01%	
	IL	8.36%	
	NY	5.55%	
	MI	4.34%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	3,746	$570,135,793.93	66.14	357	39.41	7.390	585	79.70
3-yr Fixed/Adjustable Rate	1,037	165,352,019.24	19.18	358	38.50	7.056	606	81.20
Fixed Rate	876	126,559,482.00	14.68	342	38.95	6.938	633	78.43
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,627	$130,116,685.00	15.07	353	36.64	7.631	588	78.24
100,000.01 - 150,000.00	1,686	208,555,625.00	24.15	354	38.40	7.419	593	79.96
150,000.01 - 200,000.00	1,034	179,578,824.00	20.79	356	39.52	7.219	596	79.53
200,000.01 - 250,000.00	621	138,796,384.00	16.07	355	40.53	7.207	596	79.81
250,000.01 - 300,000.00	401	109,837,266.00	12.72	356	40.71	7.076	594	81.07
300,000.01 - 350,000.00	236	74,946,360.00	8.68	357	40.41	6.783	609	80.56
350,000.01 - 400,000.00	31	11,674,950.00	1.35	358	37.23	6.495	639	81.58
400,000.01 - 450,000.00	15	6,304,250.00	0.73	359	36.78	6.915	633	81.19
450,000.01 - 500,000.00	8	3,804,750.00	0.44	358	41.81	7.220	594	78.13
Total:	**5,659**	**$863,615,094.00**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,630	$130,217,459.11	15.11	353	36.62	7.628	588	78.23
100,000.01 - 150,000.00	1,687	208,499,772.69	24.19	354	38.40	7.420	593	79.98
150,000.01 - 200,000.00	1,033	179,237,567.70	20.79	356	39.56	7.224	596	79.49
200,000.01 - 250,000.00	619	138,183,023.06	16.03	355	40.49	7.199	596	79.85
250,000.01 - 300,000.00	409	112,061,538.18	13.00	356	40.71	7.056	595	80.86
300,000.01 - 350,000.00	227	72,097,545.33	8.36	357	40.42	6.806	608	80.86
350,000.01 - 400,000.00	31	11,654,733.68	1.35	358	37.23	6.495	639	81.58
400,000.01 - 450,000.00	17	7,194,601.36	0.83	358	37.43	6.937	625	81.67
450,000.01 - 500,000.00	6	2,901,054.06	0.34	359	41.75	7.259	603	76.01
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	73	$7,893,436.00	0.92	178	37.10	6.694	639	69.38
181 - 240	56	7,454,110.72	0.86	238	40.26	6.491	660	73.53
301 - 360	5,530	846,699,748.45	98.22	358	39.18	7.271	595	79.96
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	118	$24,912,397.18	2.89	347	40.14	5.334	659	74.47
5.500 - 5.999	435	80,004,774.00	9.28	350	38.66	5.756	639	77.68
6.000 - 6.499	607	102,278,192.38	11.86	355	39.27	6.252	626	79.94
6.500 - 6.999	1,109	180,498,650.92	20.94	356	39.07	6.740	610	81.26
7.000 - 7.499	951	139,050,244.79	16.13	356	38.84	7.223	594	81.19
7.500 - 7.999	960	136,867,121.82	15.88	356	39.09	7.709	581	81.34
8.000 - 8.499	636	85,695,329.53	9.94	357	38.88	8.211	564	80.33
8.500 - 8.999	467	62,125,270.86	7.21	357	39.35	8.711	550	79.21
9.000 - 9.499	155	19,487,415.70	2.26	355	40.28	9.192	545	77.16
9.500 - 9.999	78	10,795,382.80	1.25	354	40.14	9.688	547	75.18
10.000 - 10.499	42	$6,175,896.38	0.72	356	41.13	10.241	533	69.15
10.500 - 10.999	51	$7,732,175.70	0.90	357	42.73	10.722	537	64.98
11.000 - 11.499	22	$2,871,239.71	0.33	356	39.34	11.272	530	66.40
11.500 - 11.999	20	$2,751,267.31	0.32	357	43.58	11.684	533	60.25
12.000 - 12.499	7	$557,188.05	0.06	358	44.82	12.145	546	63.07
12.500 - 13.000	1	$244,748.04	0.03	356	50.00	12.550	510	70.00
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	3	$292,473.19	0.03	358	36.27	6.371	598	19.03
25.01 - 30.00	10	944,303.25	0.11	350	31.69	7.041	610	27.93
30.01 - 35.00	21	2,302,986.38	0.27	339	39.27	7.232	611	32.82
35.01 - 40.00	26	3,568,959.49	0.41	342	37.12	6.536	616	37.50
40.01 - 45.00	41	5,063,772.78	0.59	343	42.18	6.946	595	42.48
45.01 - 50.00	66	9,720,444.12	1.13	338	40.60	6.852	601	48.15
50.01 - 55.00	82	11,897,703.28	1.38	349	38.28	7.093	586	53.08
55.01 - 60.00	169	25,877,153.69	3.00	346	39.68	7.662	577	58.48
60.01 - 65.00	233	33,890,496.12	3.93	355	39.97	7.360	572	63.63
65.01 - 70.00	429	64,833,341.09	7.52	355	39.35	7.756	565	68.80
70.01 - 75.00	641	93,668,707.41	10.87	355	40.70	7.509	566	74.18
75.01 - 80.00	1,149	173,014,654.58	20.07	357	38.83	7.331	574	79.35
80.01 - 85.00	1,407	222,569,170.17	25.82	356	38.70	7.084	594	84.34
85.01 - 90.00	834	124,955,921.52	14.50	356	38.33	7.230	632	89.58
90.01 - 95.00	548	89,447,208.10	10.38	356	39.89	6.940	659	94.63
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	492	$74,343,508.14	8.62	357	41.59	8.301	510	73.55
520 - 539	754	108,649,450.68	12.60	357	41.01	8.022	530	75.37
540 - 559	714	104,403,977.59	12.11	357	39.69	7.707	550	76.95
560 - 579	566	82,152,680.49	9.53	357	39.24	7.483	569	78.14
580 - 599	658	99,403,177.77	11.53	356	38.96	7.111	589	79.53
600 - 619	663	100,888,792.06	11.70	355	38.80	6.946	609	81.65
620 - 639	581	90,645,280.63	10.52	355	38.05	6.713	629	82.09
640 - 659	448	72,282,615.43	8.38	353	38.87	6.685	650	84.85
660 - 679	269	44,758,565.70	5.19	353	37.90	6.725	668	84.41
680 - 699	227	37,927,712.10	4.40	352	37.33	6.526	688	86.17
700 - 719	114	17,782,330.30	2.06	349	37.03	6.621	708	86.17
720 - 739	81	12,719,868.21	1.48	349	35.76	6.615	727	86.80
740 - 759	53	9,480,907.79	1.10	349	35.97	6.298	751	80.85
760 - 779	30	5,087,984.67	0.59	344	36.35	6.106	768	81.52
780 - 799	7	1,212,710.53	0.14	352	33.36	5.880	789	66.04
800 or more	2	307,733.08	0.04	359	32.50	6.721	801	76.09
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	323	$41,807,055.37	4.85	353	14.02	7.324	612	78.84
20.01 - 25.00	349	46,237,985.80	5.36	356	23.21	7.236	603	78.65
25.01 - 30.00	507	71,689,224.30	8.32	356	28.15	7.165	606	79.27
30.01 - 35.00	778	113,670,090.89	13.19	356	33.07	7.274	599	79.95
35.01 - 40.00	898	139,062,769.02	16.13	355	38.02	7.234	597	80.56
40.01 - 45.00	1,092	172,863,928.19	20.05	354	43.12	7.183	597	80.91
45.01 - 50.00	1,392	225,873,484.16	26.20	356	48.10	7.234	594	81.68
50.01 - 55.00	320	50,842,757.44	5.90	354	53.24	7.771	556	67.88
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	1,220	$249,050,091.84	28.89	356	40.76	7.105	589	76.92
Florida	599	77,697,697.89	9.01	354	39.38	7.248	597	80.75
Illinois	450	72,033,779.53	8.36	357	38.51	7.450	613	83.03
New York	198	47,825,770.07	5.55	352	40.10	6.876	597	76.18
Michigan	355	37,449,275.80	4.34	357	37.01	7.832	579	80.11
Arizona	325	36,835,024.22	4.27	353	36.64	6.988	614	83.59
Texas	274	30,636,907.30	3.55	350	36.68	7.509	587	78.68
Massachusetts	121	24,658,182.83	2.86	358	40.64	7.336	583	74.06
Maryland	151	24,171,882.12	2.80	353	40.03	7.267	587	78.61
Minnesota	146	22,566,725.83	2.62	357	37.83	7.389	596	81.73
Colorado	127	20,528,144.24	2.38	357	38.51	6.953	612	83.18
Washington	114	17,609,370.02	2.04	357	39.24	7.006	620	82.86
Pennsylvania	141	17,253,239.06	2.00	352	38.28	7.564	580	79.73
Connecticut	102	16,300,496.48	1.89	356	38.56	7.470	585	78.48
Nevada	92	14,731,787.62	1.71	358	39.59	7.232	603	82.79
Missouri	143	14,469,906.18	1.68	358	37.32	7.531	594	83.03
Ohio	110	11,960,627.37	1.39	356	39.91	7.499	589	84.28
Georgia	72	10,470,524.12	1.21	357	36.93	7.143	614	85.33
Rhode Island	60	9,268,226.25	1.08	355	40.37	7.403	592	74.71
Wisconsin	80	9,102,569.29	1.06	358	38.48	7.563	599	83.27
Tennessee	73	8,412,566.05	0.98	355	35.61	7.630	584	82.24
Oregon	59	8,297,229.61	0.96	358	40.51	7.206	610	81.75
Indiana	81	8,155,925.41	0.95	354	36.80	7.315	595	85.30
North Carolina	69	7,932,090.29	0.92	353	37.14	7.580	599	84.23
Hawaii	28	7,397,881.05	0.86	354	35.99	6.467	635	81.89
New Jersey	34	6,796,925.68	0.79	348	39.22	7.219	614	78.20
Utah	45	6,006,690.64	0.70	358	38.67	7.249	611	84.09
Kentucky	51	5,404,601.93	0.63	358	36.39	7.450	601	86.23
Kansas	38	4,917,067.84	0.57	354	37.38	7.399	620	86.00
Louisiana	48	4,906,961.80	0.57	358	39.82	7.687	585	82.79
Iowa	37	3,865,125.20	0.45	355	38.28	7.551	597	84.88
Alabama	31	2,856,584.59	0.33	355	37.23	7.435	592	84.22
New Hampshire	15	2,772,295.64	0.32	358	42.62	7.556	602	80.89
Alaska	14	2,354,777.38	0.27	347	36.54	7.732	592	80.80
South Carolina	24	2,241,258.37	0.26	348	37.18	7.814	592	84.33
Mississippi	17	2,006,397.71	0.23	359	37.04	7.985	574	81.15
Maine	17	1,919,763.52	0.22	352	37.61	7.263	582	79.06
Oklahoma	14	1,772,020.79	0.21	358	38.81	7.988	587	86.63
Nebraska	18	1,699,756.48	0.20	358	39.04	7.486	623	88.20
New Mexico	15	1,552,865.43	0.18	347	30.66	7.327	619	77.91
Delaware	13	1,552,755.37	0.18	358	41.18	7.267	584	81.60
Idaho	11	1,530,967.79	0.18	357	45.00	7.354	595	81.90
Arkansas	7	806,457.93	0.09	359	42.85	7.922	580	86.64
Vermont	4	641,846.80	0.07	358	34.49	8.053	532	77.06
Wyoming	7	641,658.23	0.07	358	37.59	6.700	637	78.51
South Dakota	5	551,050.94	0.06	323	40.45	7.283	620	82.60
Montana	3	346,352.49	0.04	358	33.80	8.360	588	79.64
North Dakota	1	87,192.15	0.01	357	40.00	7.200	654	95.00
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	5,049	$779,913,114.50	90.47	355	39.88	7.236	592	79.63
Non-Owner Occupied	586	78,816,266.44	9.14	357	32.05	7.511	634	81.82
Second Home	24	3,317,914.23	0.38	350	40.35	6.872	649	72.90
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	4,046	$584,878,821.74	67.85	355	39.85	7.186	590	79.47
Stated Documentation	1,327	233,291,927.38	27.06	356	37.87	7.410	611	80.65
Limited Documentation	286	43,876,546.05	5.09	355	36.98	7.440	590	79.67
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance - Debt Consolidation Cash Out**	4,925	$764,446,482.26	88.68	355	39.22	7.262	595	79.39
Refinance - Debt Consolidation No Cash Out***	622	84,813,018.06	9.84	356	38.81	7.245	605	83.70
Purchase	112	12,787,794.85	1.48	355	38.36	7.204	598	78.85
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
I	2,711	$410,502,008.87	47.62	354	38.43	6.812	621	82.45
II	599	92,261,603.94	10.70	356	38.75	7.229	584	80.64
III	644	90,274,336.16	10.47	355	39.35	7.306	575	79.63
IV	535	78,979,913.97	9.16	357	40.03	7.649	578	79.61
V	444	64,715,031.79	7.51	356	41.41	7.931	561	71.60
VI	142	21,853,099.79	2.54	357	42.61	9.950	546	66.12
A+	103	17,339,098.37	2.01	356	39.61	7.309	595	77.72
A	256	46,114,994.85	5.35	356	38.87	7.336	581	78.04
A-	66	12,052,742.30	1.40	358	40.40	7.957	536	74.22
B	60	10,612,343.54	1.23	358	38.69	8.163	548	74.54
C	21	3,336,338.26	0.39	355	42.78	8.743	541	71.30
C-	78	14,005,783.33	1.62	356	40.62	8.824	545	77.46
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Condo	269	$40,639,646.42	4.71	358	39.94	7.216	600	79.74
Manu. Housing / Mobile	277	30,499,063.59	3.54	356	37.05	7.186	609	78.24
Attached PUD	17	2,137,432.26	0.25	358	39.78	7.018	616	81.16
Detached PUD	384	63,316,220.33	7.34	353	38.86	7.092	600	81.44
Single Family Attached	10	1,252,278.46	0.15	358	40.13	7.335	611	78.90
Single Family Detached	4,304	642,283,604.83	74.51	355	39.40	7.281	592	79.93
2-4 Family	398	81,919,049.28	9.50	355	37.96	7.272	614	78.18
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	1,429	$218,351,166.12	25.33	355	38.83	7.360	598	80.77
12	240	43,023,194.25	4.99	351	38.99	7.466	607	76.92
24	2,415	369,192,758.74	42.83	357	39.30	7.374	585	79.27
36	1,575	231,480,176.06	26.85	353	39.30	6.943	609	80.29
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

DESCRIPTION OF THE GROUP I COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	5,659	$862,047,295.17	100.00	355	39.17	7.259	596	79.80
Total:	**5,659**	**$862,047,295.17**	**100.00**	**355**	**39.17**	**7.259**	**596**	**79.80**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	74	$15,106,144.76	2.05	356	40.99	5.344	633	80.76
11.500 - 11.999	310	58,789,491.73	7.99	356	38.44	5.770	631	80.23
12.000 - 12.499	513	88,221,328.21	11.99	357	39.11	6.260	625	80.64
12.500 - 12.999	950	155,368,459.62	21.12	358	39.00	6.744	605	81.15
13.000 - 13.499	816	120,266,116.76	16.35	358	38.85	7.225	588	80.88
13.500 - 13.999	830	121,020,182.16	16.45	358	39.22	7.708	577	81.17
14.000 - 14.499	565	77,319,687.50	10.51	358	38.98	8.210	559	79.82
14.500 - 14.999	400	54,866,561.93	7.46	358	39.58	8.710	547	78.46
15.000 - 15.499	127	16,314,764.56	2.22	358	40.88	9.193	538	75.88
15.500 - 15.999	69	9,420,765.73	1.28	358	40.13	9.690	543	75.72
16.000 - 16.499	36	5,389,681.76	0.73	356	41.57	10.240	535	67.74
16.500 - 16.999	48	7,408,943.32	1.01	357	42.89	10.716	535	65.51
17.000 - 17.499	19	2,634,422.26	0.36	356	39.66	11.287	531	66.52
17.500 - 17.999	18	2,559,326.78	0.35	357	44.09	11.687	535	60.27
18.000 - 18.499	7	557,188.05	0.08	358	44.82	12.145	546	63.07
18.500 - 19.000	1	244,748.04	0.03	356	50.00	12.550	510	70.00
Total:	**4,783**	**$735,487,813.17**	**100.00**	**357**	**39.20**	**7.315**	**590**	**80.04**

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	74	$15,106,144.76	2.05	356	40.99	5.344	633	80.76
5.500 - 5.999	310	58,789,491.73	7.99	356	38.44	5.770	631	80.23
6.000 - 6.499	513	88,221,328.21	11.99	357	39.11	6.260	625	80.64
6.500 - 6.999	950	155,368,459.62	21.12	358	39.00	6.744	605	81.15
7.000 - 7.499	816	120,266,116.76	16.35	358	38.85	7.225	588	80.88
7.500 - 7.999	830	121,020,182.16	16.45	358	39.22	7.708	577	81.17
8.000 - 8.499	565	77,319,687.50	10.51	358	38.98	8.210	559	79.82
8.500 - 8.999	400	54,866,561.93	7.46	358	39.58	8.710	547	78.46
9.000 - 9.499	127	16,314,764.56	2.22	358	40.88	9.193	538	75.88
9.500 - 9.999	69	9,420,765.73	1.28	358	40.13	9.690	543	75.72
10.000 - 10.499	36	5,389,681.76	0.73	356	41.57	10.240	535	67.74
10.500 - 10.999	48	7,408,943.32	1.01	357	42.89	10.716	535	65.51
11.000 - 11.499	19	2,634,422.26	0.36	356	39.66	11.287	531	66.52
11.500 - 11.999	18	2,559,326.78	0.35	357	44.09	11.687	535	60.27
12.000 - 12.499	7	557,188.05	0.08	358	44.82	12.145	546	63.07
12.500 - 13.000	1	244,748.04	0.03	356	50.00	12.550	510	70.00
Total:	**4,783**	**$735,487,813.17**	**100.00**	**357**	**39.20**	**7.315**	**590**	**80.04**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	2,310	$322,860,740.11	43.90	358	38.62	7.331	595	81.07
4.750 - 4.999	2	310,805.29	0.04	357	37.67	6.917	618	68.19
5.000 - 5.249	1	151,553.49	0.02	356	38.00	7.600	527	80.00
5.250 - 5.499	2	270,507.92	0.04	358	40.68	7.406	563	83.44
5.500 - 5.749	436	79,519,814.77	10.81	358	39.47	7.514	573	78.17
5.750 - 5.999	2	313,499.69	0.04	358	47.60	7.475	555	82.74
6.000 - 6.249	44	5,825,757.76	0.79	359	34.95	7.282	612	84.11
6.250 - 6.499	12	1,470,616.17	0.20	358	35.95	8.079	563	78.95
6.500 - 6.749	1,915	315,483,088.17	42.89	357	39.71	7.186	590	79.70
6.750 - 6.999	3	432,693.16	0.06	358	46.72	6.303	699	90.05
7.000 - 7.249	56	8,848,736.64	1.20	358	42.45	9.418	533	68.70
Total:	**4,783**	**$735,487,813.17**	**100.00**	**357**	**39.20**	**7.315**	**590**	**80.04**

DESCRIPTION OF THE GROUP I COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
September 2005	1	$121,850.85	0.02	352	35.00	9.000	507	80.00
October 2005	12	1,691,052.04	0.23	353	46.05	7.810	551	74.79
November 2005	37	7,041,623.67	0.96	354	38.65	7.775	577	78.98
December 2005	134	22,297,596.47	3.03	354	40.73	7.859	573	77.62
January 2006	290	46,450,608.03	6.32	356	40.23	7.643	576	76.56
February 2006	685	112,550,236.81	15.30	357	40.21	7.325	578	78.88
March 2006	921	145,106,590.18	19.73	357	39.78	7.299	579	79.97
April 2006	1,665	234,729,863.88	31.91	358	38.48	7.367	594	80.81
May 2006	1	146,372.00	0.02	360	38.00	6.200	743	83.64
September 2006	1	183,895.70	0.03	352	54.00	7.600	523	74.00
October 2006	4	863,952.93	0.12	353	46.47	7.353	606	80.16
November 2006	5	958,859.77	0.13	354	46.38	7.659	596	71.73
December 2006	52	8,714,289.56	1.18	355	38.36	7.230	596	78.90
January 2007	95	15,457,689.77	2.10	356	40.02	7.071	593	79.91
February 2007	183	29,668,663.99	4.03	356	38.60	7.077	602	81.36
March 2007	269	46,589,174.30	6.33	358	38.81	6.919	608	80.91
April 2007	428	62,915,493.22	8.55	359	37.60	7.105	612	82.16
Total:	**4,783**	**$735,487,813.17**	**100.00**	**357**	**39.20**	**7.315**	**590**	**80.04**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	4,783	$735,487,813.17	100.00	357	39.20	7.315	590	80.04
Total:	**4,783**	**$735,487,813.17**	**100.00**	**357**	**39.20**	**7.315**	**590**	**80.04**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	4,783	$735,487,813.17	100.00	357	39.20	7.315	590	80.04
Total:	**4,783**	**$735,487,813.17**	**100.00**	**357**	**39.20**	**7.315**	**590**	**80.04**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	482		
Aggregate Current Principal Balance:	$202,952,710.45		$333,229.04 - $764,186.02
Average Current Principal Balance:	$421,063.71		
Aggregate Original Principal Balance:	$203,319,371.00		$334,000.00 - $765,000.00
Average Original Principal Balance:	$421,824.42		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	6.744%		5.200% - 10.900%
Wtd. Avg. Original Term (months):	360		360 – 360
Wtd. Avg. Remaining Term (months):	358		353 – 360
Wtd. Avg. Margin (ARM Loans Only):	5.856%		4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	12.911%		11.200% - 16.900%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	6.911%		5.200% - 10.900%
Wtd. Avg. Original LTV:	78.20%		20.00% - 95.00%
Wtd. Avg. Borrower FICO:	618		500 – 792
Geographic Distribution (Top 5):	CA	59.54%	
	NY	8.09%	
	FL	4.86%	
	IL	4.28%	
	MA	4.14%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable Rate	316	$132,660,844.01	65.37	358	40.47	6.929	600	80.45
3-yr Fixed/Adjustable Rate	86	37,101,435.41	18.28	358	36.98	6.844	611	79.04
Fixed Rate	80	33,190,431.03	16.35	358	38.73	5.892	698	68.28
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
300,000.01 - 350,000.00	65	$22,086,254.00	10.86	358	40.82	6.637	611	82.35
350,000.01 - 400,000.00	155	58,278,037.00	28.66	358	39.83	6.840	614	79.47
400,000.01 - 450,000.00	121	51,621,100.00	25.39	358	40.11	6.905	615	78.17
450,000.01 - 500,000.00	113	54,627,948.00	26.87	358	39.96	6.708	622	77.36
500,000.01 - 550,000.00	13	6,894,550.00	3.39	358	33.40	6.439	628	78.92
550,000.01 - 600,000.00	5	2,901,157.00	1.43	358	39.05	6.052	639	71.12
600,000.01 - 650,000.00	3	1,920,000.00	0.94	357	38.48	5.865	650	74.29
650,000.01 - 700,000.00	4	2,743,375.00	1.35	359	24.99	6.300	660	64.80
700,000.01 - 750,000.00	2	1,481,950.00	0.73	359	34.40	5.599	615	48.81
750,000.01 - 800,000.00	1	765,000.00	0.38	359	35.00	5.650	683	60.47
Total:	**482**	**$203,319,371.00**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
300,000.01 - 350,000.00	67	$22,742,172.40	11.21	358	41.00	6.603	614	82.14
350,000.01 - 400,000.00	153	57,475,912.96	28.32	358	39.75	6.856	613	79.52
400,000.01 - 450,000.00	122	51,976,617.44	25.61	358	40.14	6.899	615	78.23
450,000.01 - 500,000.00	112	54,082,923.04	26.65	358	39.94	6.712	622	77.29
500,000.01 - 550,000.00	13	6,879,399.88	3.39	358	33.40	6.439	628	78.92
550,000.01 - 600,000.00	5	2,896,328.36	1.43	358	39.05	6.052	639	71.12
600,000.01 - 650,000.00	3	1,914,821.00	0.94	357	38.48	5.865	650	74.29
650,000.01 - 700,000.00	4	2,739,991.40	1.35	359	24.99	6.300	660	64.80
700,000.01 - 750,000.00	2	1,480,357.95	0.73	359	34.40	5.599	615	48.81
750,000.01 - 800,000.00	1	764,186.02	0.38	359	35.00	5.650	683	60.47
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
301 - 360	482	$202,952,710.45	100.00	358	39.55	6.744	618	78.20
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	45	$19,519,064.18	9.62	358	35.92	5.287	709	63.11
5.500 - 5.999	99	42,633,271.78	21.01	358	39.96	5.738	652	76.64
6.000 - 6.499	73	30,973,174.28	15.26	358	39.29	6.235	632	80.54
6.500 - 6.999	102	42,879,587.24	21.13	358	39.10	6.725	617	82.66
7.000 - 7.499	43	17,395,255.89	8.57	358	39.99	7.264	586	83.29
7.500 - 7.999	55	22,473,406.63	11.07	358	40.68	7.730	572	80.71
8.000 - 8.499	25	10,748,745.12	5.30	358	42.04	8.210	557	78.95
8.500 - 8.999	21	8,586,769.76	4.23	358	40.63	8.705	541	75.88
9.000 - 9.499	7	2,647,102.90	1.30	358	47.36	9.180	539	79.20
9.500 - 9.999	7	2,855,848.02	1.41	358	41.58	9.783	527	74.93
10.000 - 10.499	1	431,885.93	0.21	358	39.00	10.250	506	65.00
10.500 - 10.999	4	1,808,598.72	0.89	358	31.15	10.862	530	65.71
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or Less	1	$399,080.35	0.20	358	47.00	5.250	730	20.00
25.01 - 30.00	3	1,640,162.58	0.81	358	29.74	5.387	684	29.03
30.01 - 35.00	4	2,219,133.33	1.09	358	31.16	5.546	727	33.60
35.01 - 40.00	3	1,072,527.63	0.53	357	26.32	5.620	751	37.68
40.01 - 45.00	3	1,278,544.63	0.63	358	32.96	5.250	738	42.64
45.01 - 50.00	5	2,240,337.84	1.10	357	35.26	5.573	731	46.87
50.01 - 55.00	5	2,241,929.87	1.10	358	34.41	5.605	716	52.79
55.01 - 60.00	13	5,628,049.65	2.77	358	40.68	7.308	613	58.75
60.01 - 65.00	24	10,196,168.53	5.02	358	38.96	6.695	617	63.60
65.01 - 70.00	45	20,035,707.39	9.87	358	40.37	6.849	586	68.70
70.01 - 75.00	53	23,183,371.70	11.42	358	39.49	6.938	588	73.97
75.01 - 80.00	93	38,724,527.13	19.08	358	40.35	7.121	583	79.43
80.01 - 85.00	107	43,449,145.42	21.41	358	41.48	6.567	612	84.07
85.01 - 90.00	83	34,392,340.03	16.95	358	37.00	6.656	646	89.69
90.01 - 95.00	40	16,251,684.37	8.01	359	41.56	6.782	671	94.74
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	23	$9,612,518.44	4.74	358	40.58	8.334	508	76.48
520 - 539	55	22,213,163.81	10.94	358	41.60	8.215	530	73.71
540 - 559	47	19,128,132.05	9.42	358	40.72	7.262	551	76.95
560 - 579	44	17,637,796.51	8.69	358	40.55	6.901	569	79.03
580 - 599	42	17,417,242.23	8.58	358	40.53	7.028	590	80.74
600 - 619	47	20,468,194.21	10.09	358	39.42	6.468	608	78.09
620 - 639	51	22,790,079.91	11.23	358	40.75	6.403	630	81.47
640 - 659	48	20,732,762.38	10.22	358	38.36	6.145	650	83.34
660 - 679	29	12,516,070.65	6.17	358	37.44	6.176	669	85.02
680 - 699	32	13,413,639.23	6.61	358	36.12	6.328	688	84.28
700 - 719	19	7,738,032.43	3.81	358	40.76	5.964	711	80.50
720 - 739	13	5,448,939.67	2.68	359	37.99	5.928	729	67.64
740 - 759	10	4,491,099.67	2.21	358	37.69	5.648	750	66.06
760 - 779	15	6,500,589.05	3.20	358	38.14	5.600	767	62.06
780 - 799	7	2,844,450.21	1.40	358	31.03	5.272	785	55.59
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	28	$12,698,558.24	6.26	358	12.71	6.686	656	73.81
20.01 - 25.00	17	7,170,582.88	3.53	358	23.23	6.729	594	76.50
25.01 - 30.00	39	17,043,479.79	8.40	358	28.05	6.341	638	73.24
30.01 - 35.00	46	18,578,282.70	9.15	358	33.39	6.763	616	78.58
35.01 - 40.00	76	32,113,382.40	15.82	358	37.87	6.755	620	78.62
40.01 - 45.00	112	47,497,284.18	23.40	358	43.28	6.756	615	79.19
45.01 - 50.00	138	56,904,763.92	28.04	358	48.30	6.860	612	81.67
50.01 - 55.00	26	10,946,376.34	5.39	358	52.93	6.730	602	68.01
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	291	$120,843,740.84	59.54	358	40.88	6.532	623	77.22
New York	39	16,409,413.02	8.09	358	40.11	7.208	589	77.40
Florida	25	9,869,211.02	4.86	358	37.54	7.010	610	84.33
Illinois	20	8,687,889.97	4.28	358	31.25	7.087	632	82.82
Massachusetts	20	8,397,532.88	4.14	358	41.44	6.622	627	79.77
Maryland	11	4,935,437.03	2.43	358	40.46	7.275	598	79.37
Washington	10	4,536,800.05	2.24	357	37.24	6.890	630	78.77
Texas	9	3,994,020.73	1.97	359	35.61	7.253	592	63.81
Arizona	8	3,454,324.58	1.70	357	26.12	7.351	600	86.13
Connecticut	7	3,366,948.30	1.66	358	37.78	6.943	591	67.79
Michigan	7	3,165,570.10	1.56	358	42.58	7.543	596	80.64
Colorado	5	2,198,961.71	1.08	358	37.38	6.499	648	85.54
Minnesota	5	1,907,737.41	0.94	358	40.29	7.023	634	79.69
Pennsylvania	4	1,825,504.22	0.90	359	33.50	6.854	631	81.45
Wisconsin	3	1,343,966.14	0.66	359	36.62	7.428	583	87.15
Utah	3	1,217,373.58	0.60	357	50.00	6.725	575	77.88
Nevada	3	1,207,463.04	0.59	358	39.62	6.785	641	91.45
North Carolina	2	1,156,477.26	0.57	357	37.38	5.962	662	78.72
Ohio	2	787,153.72	0.39	358	21.91	7.037	650	85.02
Hawaii	1	647,560.89	0.32	356	42.00	6.350	654	77.38
Tennessee	1	498,992.44	0.25	358	37.00	5.950	715	84.75
Rhode Island	1	489,257.91	0.24	359	42.00	7.800	633	85.00
Louisiana	1	439,837.90	0.22	359	35.00	10.850	535	80.00
Kansas	1	430,562.66	0.21	359	43.00	5.900	558	74.31
Oregon	1	405,947.47	0.20	357	46.00	9.950	528	75.00
Mississippi	1	375,629.25	0.19	359	24.00	6.050	556	80.00
Georgia	1	359,396.33	0.18	358	24.00	6.900	638	90.00
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	455	$191,980,997.79	94.59	358	40.12	6.722	618	77.97
Non-Owner Occupied	22	9,011,400.47	4.44	358	26.69	7.113	632	83.18
Second Home	5	1,960,312.19	0.97	358	42.88	7.167	580	78.06
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	232	$97,338,066.68	47.96	358	38.88	6.445	628	76.50
Stated Documentation	205	86,823,687.25	42.78	358	41.59	7.035	612	80.17
Limited Documentation	45	18,790,956.52	9.26	358	33.54	6.945	599	77.96
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	436	$183,450,885.80	90.39	358	39.39	6.766	615	78.44
Refinance-Debt Consolidation No Cash Out***	40	17,289,787.59	8.52	358	40.74	6.490	656	74.59
Purchase	6	2,212,037.06	1.09	358	43.20	6.920	607	86.54
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
I	249	$106,531,570.33	52.49	358	38.39	6.243	651	78.59
II	58	24,277,703.55	11.96	358	39.79	6.808	604	79.15
III	60	24,634,462.14	12.14	358	39.94	6.888	584	78.42
IV	34	13,956,083.97	6.88	358	46.08	7.531	581	79.64
V	31	12,743,530.66	6.28	358	42.42	8.003	552	72.39
VI	5	2,250,400.43	1.11	358	36.47	10.373	524	61.52
A+	9	3,693,540.01	1.82	359	36.17	6.505	621	80.35
A	13	5,176,294.43	2.55	358	36.31	7.393	587	82.11
A-	4	1,591,446.56	0.78	357	35.80	7.828	545	75.54
B	9	3,901,286.96	1.92	358	40.50	7.879	547	77.28
C	1	418,155.10	0.21	358	48.00	9.150	525	70.00
C-	9	3,778,236.31	1.86	357	43.27	7.670	560	79.49
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	397	$166,023,281.84	81.80	358	40.09	6.751	617	78.20
PUD Detached	48	20,733,751.46	10.22	358	38.18	6.779	620	76.97
Condo	25	10,602,125.34	5.22	358	35.96	6.653	627	82.34
Two-Four Family	10	4,736,366.79	2.33	358	34.64	6.596	625	74.89
Attached PUD	1	487,782.49	0.24	355	43.00	6.550	604	68.06
Manu. Housing / Mobile	1	369,402.53	0.18	359	33.00	6.300	690	85.00
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	96	$41,535,718.54	20.47	358	36.96	7.153	605	79.46
12	27	11,178,384.20	5.51	358	37.95	6.995	623	79.54
24	205	85,259,597.28	42.01	358	41.25	6.973	599	80.76
36	154	64,979,010.43	32.02	358	39.24	6.139	651	73.82
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

DESCRIPTION OF THE GROUP II COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Non-conforming	482	$202,952,710.45	100.00	358	39.55	6.744	618	78.20
Total:	**482**	**$202,952,710.45**	**100.00**	**358**	**39.55**	**6.744**	**618**	**78.20**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	15	$6,798,201.97	4.00	358	38.11	5.320	644	76.76
11.500 - 11.999	76	33,265,744.65	19.60	358	39.28	5.760	635	78.95
12.000 - 12.499	61	26,061,259.14	15.35	358	38.87	6.245	629	80.79
12.500 - 12.999	95	40,081,305.06	23.61	358	39.13	6.727	616	82.62
13.000 - 13.499	40	16,159,074.29	9.52	358	40.58	7.261	582	82.89
13.500 - 13.999	51	20,722,517.98	12.21	358	40.44	7.720	567	80.42
14.000 - 14.499	25	10,748,745.12	6.33	358	42.04	8.210	557	78.95
14.500 - 14.999	20	8,181,995.64	4.82	358	40.41	8.695	540	75.18
15.000 - 15.499	7	2,647,102.90	1.56	358	47.36	9.180	539	79.20
15.500 - 15.999	7	2,855,848.02	1.68	358	41.58	9.783	527	74.93
16.000 - 16.999	1	431,885.93	0.25	358	39.00	10.250	506	65.00
16.500 - 16.999	4	1,808,598.72	1.07	358	31.15	10.862	530	65.71
Total:	**402**	**$169,762,279.42**	**100.00**	**358**	**39.71**	**6.911**	**603**	**80.14**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	15	$6,798,201.97	4.00	358	38.11	5.320	644	76.76
5.500 - 5.999	76	33,265,744.65	19.60	358	39.28	5.760	635	78.95
6.000 - 6.499	61	26,061,259.14	15.35	358	38.87	6.245	629	80.79
6.500 - 6.999	95	40,081,305.06	23.61	358	39.13	6.727	616	82.62
7.000 - 7.499	40	16,159,074.29	9.52	358	40.58	7.261	582	82.89
7.500 - 7.999	51	20,722,517.98	12.21	358	40.44	7.720	567	80.42
8.000 - 8.499	25	10,748,745.12	6.33	358	42.04	8.210	557	78.95
8.500 - 8.999	20	8,181,995.64	4.82	358	40.41	8.695	540	75.18
9.000 - 9.499	7	2,647,102.90	1.56	358	47.36	9.180	539	79.20
9.500 - 9.999	7	2,855,848.02	1.68	358	41.58	9.783	527	74.93
10.000 - 10.499	1	431,885.93	0.25	358	39.00	10.250	506	65.00
10.500 - 10.999	4	1,808,598.72	1.07	358	31.15	10.862	530	65.71
Total:	**402**	**$169,762,279.42**	**100.00**	**358**	**39.71**	**6.911**	**603**	**80.14**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500 - 4.749	113	$49,079,830.28	28.91	358	38.29	6.960	611	79.12
5.500 - 5.749	29	11,969,801.25	7.05	358	38.50	7.113	595	81.57
6.000 - 6.249	3	1,207,186.24	0.71	358	30.87	7.327	626	87.23
6.500 - 6.749	251	105,205,987.76	61.97	358	40.58	6.818	601	80.53
7.000 - 7.249	6	2,299,473.89	1.35	358	41.12	8.842	521	73.33
Total:	**402**	**$169,762,279.42**	**100.00**	**358**	**39.71**	**6.911**	**603**	**80.14**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
October 2005	3	$1,356,453.55	0.80	353	41.12	6.439	632	82.80
November 2005	3	1,142,160.13	0.67	354	42.97	7.887	532	77.83
December 2005	13	5,483,062.07	3.23	355	41.49	6.930	587	81.70
January 2006	24	9,796,896.36	5.77	356	40.70	7.175	592	78.42
February 2006	58	23,722,274.94	13.97	357	41.24	7.067	584	80.38
March 2006	59	24,446,123.70	14.40	358	40.32	6.809	603	81.40
April 2006	155	66,356,373.26	39.09	359	40.07	6.883	608	80.42
May 2006	1	357,500.00	0.21	360	42.00	6.750	526	63.84
November 2006	3	1,198,879.11	0.71	354	47.55	6.763	618	84.15
December 2006	2	836,338.24	0.49	355	26.16	7.161	578	82.03
January 2007	5	2,020,220.84	1.19	356	43.99	6.020	603	79.29
February 2007	18	7,689,904.10	4.53	357	39.56	7.020	605	76.24
March 2007	22	9,512,530.62	5.60	358	36.55	7.222	594	79.57
April 2007	36	15,843,562.50	9.33	359	34.85	6.626	626	79.50
Total:	**402**	**$169,762,279.42**	**100.00**	**358**	**39.71**	**6.911**	**603**	**80.14**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	402	$169,762,279.42	100.00	358	39.71	6.911	603	80.14
Total:	**402**	**$169,762,279.42**	**100.00**	**358**	**39.71**	**6.911**	**603**	**80.14**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	402	$169,762,279.42	100.00	358	39.71	6.911	603	80.14
Total:	**402**	**$169,762,279.42**	**100.00**	**358**	**39.71**	**6.911**	**603**	**80.14**

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS Greenwich Capital

Asset-Backed Finance	
Brian Bernard	(203) 622-5693
Adam Smith	(203) 618-2271
Patrick Leo	(203) 618-2952
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

Rating Agency Contacts

Standard & Poor's	
Connor Kelly	(212) 438-2448
Moody's	
Dhruv Mohindra	(212) 553-4143
Fitch	
Kei Ishidoya	(212) 908-0238